EXHIBIT 99.1

Lombard Medical Announces 2015 Third Quarter and Nine-Month Financial Results Release and Conference Call Date

IRVINE, Calif., Oct. 21, 2015 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (Nasdaq:EVAR), a medical device company focused on Endovascular Aortic Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that it will release its 2015 third quarter and nine-month financial results after the market closes on Wednesday, November 4, 2015. In conjunction with the release, the Company will host a conference call with the investment community at 4:30 p.m. Eastern Time on Wednesday, November 4, 2015, to discuss the financial results and other business developments.

Interested parties may access the live call via telephone by dialing 1-855-327-6837 (domestic), 0808-101-2791 (UK toll free) or 1-631-891-4304 (international). To listen to the live call via Lombard Medical's website, go to www.lombardmedical.com, in the Events and Presentations section. A webcast replay of the call will be available following the conclusion of the call in the Events and Presentations section of the website.

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on the $1.6bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs). The Company has global regulatory approval for Aorfix™, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees. The Company has also achieved CE Mark for the Altura™ endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies. Altura is expected to be launched in Europe in January 2016, with an international rollout planned for later in 2016. For more information, please visit www.lombardmedical.com.

CONTACT: For further information:

         Lombard Medical, Inc.
         Simon Hubbert, Chief Executive Officer
         William J. Kullback, Chief Financial Officer
         Tel: +1 949 379 3750 / +44 (0)1235 750 800
         Tel: +1 949 748 6764

         Pure Communications
         Matthew H Clawson
         Susan Heins (Media)
         Tel: +1 949 370 8500 / matt@purecommunicationsinc.com
         Tel: +1 864 286 9597 / sjheins@purecommunicationsinc.com

         FTI Consulting (UK)
         Simon Conway, Victoria Foster Mitchell
         Tel: +44 (0)20 3727 1000